Mail Stop 3561

December 6, 2007

Mr. Paul T. Hanrahan
President and Chief Executive Officer
AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

> **Re: AES Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 23, 2007**
> **Form 10-K/A for Fiscal Year Ended December 31, 2006**
> **Filed August 7, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 6, 2007**
> **File No. 1-22291**

Dear Mr. Hanrahan:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> William H. Thompson
> Branch Chief